As filed with the Securities and Exchange Commission on June ___, 2002.


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                                 AMENDMENT NO. 1
                                       TO
                                  NOTIFICATION
                                       OF
                         FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                            Teplarna Otrokovice, a.s.
                        (Name of foreign utility company)

                                  Cinergy Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)



                  The Commission is requested to mail copies of all communications relating to this Notification to:

David L. Wozny                                    George Dwight II
Vice President                                    Senior Counsel
Cinergy Global Resources, Inc.                    Cinergy Corp.
139 East Fourth Street                            139 East Fourth Street, 25AT2
Cincinnati, Ohio  45202                           Cincinnati, Ohio  45202








         Reference is hereby made to the original notification in this docket, in which Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), claimed foreign utility company status for Teplarna Otrokovice, a.s., a corporation organized under the laws of the Czech Republic ("Otrokovice").

         The original notification indicated (inter alia) that Otrokovice was a "subsidiary company" of Cinergy, within the meaning of the Act. Recently, the Cinergy subsidiary that directly holds the investment in Otrokovice sold its entire ownership interest therein to a nonaffiliate.

                                                               SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below:


                                                             CINERGY CORP.


                                    By: /s/Wendy L. Aumiller
                                            Wendy L. Aumiller
                                            Acting Treasurer

Dated:   June 10, 2002